

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Adam La Barr
Managing Member
ADPI Fund I, LLC
6809 Main Street, Unit #619
Cincinnati, OH 45244

>   **Re: ADPI Fund I, LLC**
>   **Amendment No. 3 to Form 1-A**
>   **Filed December 20, 2022**
>   **File No. 024-11872**

Dear Adam La Barr:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Amendment 3 to Form 1-A filed December 20, 2022

General

1.   We note the statement on page 8 that investors in this offering may have the option of paying for their investment with cryptocurrencies. Please disclose the following:

- how you will value the cryptocurrencies initially and on an ongoing basis;
- how you will determine the amount of securities to which a purchaser will be entitled and at what point will the number of shares be determined;
- who will bear the risk of a downturn in price of the digital asset between the time it is delivered to the company and the time that the company determines the amount of securities to be issued;
- how you will hold and secure the cryptocurrencies received; and

- whether you intend to hold the cryptocurrencies for investment or convert them into fiat currency immediately upon receipt or soon thereafter.

Please contact Jeffrey Gabor at 202-551-2544 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson